Arrived STR 2, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109
August 5, 2024

Division of Corporation
Finance Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kibum Park

Re:
Arrived STR 2, LLC

Post-Qualification Amendment No. 4 Withdrawal (1-A-W)

Offering Circular on Form 1-A

Filed December 26, 2023

File No. 024-12171

To Whom It May Concern,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Arrived STR 2, LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment No. 4 on Form 1-A (File No. 024-12171), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 26, 2023. The Offering Statement relates to the public offering of certain classes of the Company’s series interests (the “Series Interests”). The Company hereby represents to the Commission that no securities have been sold under this Post-Qualification Amendment.

Per guidance from Commission staff, the Company understands that the filing at the time was lacking certain audited financial statements required under form 1-A. Additionally, the company understands that it was not eligible to file the following Post-Qualification Amendment No. 5 containing such audited financial statements as it would have resulted in a discontinuous offering. The Company has already withdrawn Post-Qualification Amendment No. 5 and refiled on Form 1-A.

This withdrawal request does not apply to any other Post-Qualification Amendment of the Company.

Please do not hesitate to contact by a telephone call to John Rostom, the Company’s General Counsel and Vice President of Legal at (814) 277-4833 ext. 701, if you have any questions regarding withdrawal of the Offering Statement. We also respectfully request that a copy of the order consenting to the withdrawal of the Offering Statement be sent to the Company via email at ryan@arrived.com with a copy to john@arrived.com.

Sincerely,

ARRIVED STR 2, LLC

By:
/s/ Ryan Frazier

Ryan Frazier

Chief Executive Officer

cc:
John Rostom
General Counsel and VP of Legal